Exhibit 99.1

RADA’s Network of C-RAM Radars Around the Gaza Strip is Saving Civilian and Military Lives

The Recent Events in Israel Illustrate the Critical Need for RADA’s Radars; Ongoing business remains unaffected

NETANYA, Israel, May 17, 2021 -- RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars, was awarded by the Israel Defense Forces (IDF) for its Sense & Warn network of Counter-Mortars, Artillery and Rockets (C-RAM) radars immediately after the Protective Edge operation back in 2014. The network of radars covers the entire Gaza strip, is in full operational use for quite a while, and demonstrates its utmost value during the current ongoing hostile activities. The radars are solely detecting the short-range mortars and rockets which are being shot at villages, cities and military bases, and provide the adequate alerts and interception times.

RADA also clarifies that its ongoing operations have not been affected by the recent rocket attacks from Gaza on Israel. The Company continues to work with no interruptions at its Israeli and US facilities. In addition, RADA has built enough inventory level, such that any potential delays in shipments to Israel are not expected to impact any planned deliveries for the coming quarters.

Dov Sella, RADA’s CEO, commented, “The recent violent activities around the Gaza Strip illustrate the need for RADA’s radars. Many of our radars are currently in active operational use by the IDF and doing an excellent job in identifying and alerting short-range C-RAM threats. Our products are playing a key role in saving lives and in protecting assets. This is a clear live demonstration of the value that our C-RAM and SHORAD radars bring and to the growth potential ahead of us. At the same time, we want to stress that our business continues uninterrupted by these unfortunate events and even in the case of unexpected delays in shipments to Israel, we do not foresee any impact on our deliveries."

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel (CFO) Tel: +972 76 538 6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: +1 646 201 9246 ehud@gkir.com